

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2014

Via E-mail
Michael Gelmon
Chief Executive Officer
Solar Energy Initiatives, Inc.
5005 Elbow Drive, Suite 207
Calgary, Alberta, Canada T2S2T6

>   **Re: Solar Energy Initiatives, Inc.**
>   **Form 8-K**
>   **Filed July 2, 2013**
>   **File No. 000-54837**

Dear Mr. Gelmon:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

We note that you filed a Form 15 on January 8, 2014. Please be advised that while the filing of a Form 15 may cease the registrant's on-going requirement to file periodic and current reports, it would not remove the obligation of the registrant to file all reports required under Section 13(a) of the Securities Exchange Act of 1934 that were due on or before the date the registrant filed its Form 15.

>   Sincerely,
>
>   /s/ Amanda Ravitz
>
>   Amanda Ravitz
>   Assistant Director

cc (via e-mail): Robert J. Hipple, Esq.